FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	News Release dated April 20, 2015 entitled, "CN reports Q1-2015 net income of C$704 million, or C$0.86 per diluted share” "Adjusted diluted earnings per share increased 30 per cent (1) "

Item 2	Unaudited Consolidated Financial Statements and Notes thereto

Item3	Management's Discussion and Analysis

Item4	CEO Certificate

Item5	CFO Certificate

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2015 net income of C$704 million,
or C$0.86 per diluted share

Adjusted diluted earnings per share increased by 30 per cent (1)

MEMPHIS, Tenn., April 20, 2015 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2015.

First-quarter 2015 financial highlights
•	Net income was C$704 million, or C$0.86 per diluted share, compared with net income of C$623 million, or C$0.75 per diluted share, for first-quarter 2014.
•	First-quarter 2015 diluted earnings per share (EPS) increased 30 per cent to C$0.86 from adjusted diluted EPS of C$0.66 in Q1-2014, which excluded a gain on a rail line sale. (1)
•	Q1-2015 net income of C$704 million increased 28 per cent over adjusted net income of C$551 million for the first quarter of 2014. (1)
•	Q1-2015 operating income increased 30 per cent to C$1,063 million.
•	First-quarter 2015 revenues increased 15 per cent to C$3,098 million, revenue ton-miles grew by seven per cent, and carloadings increased nine per cent.
•	CN’s operating ratio for Q1-2015 improved by 3.9 points to 65.7 per cent from 69.6 per cent the year before.
•	Free cash flow for first-quarter 2015 was C$521 million, up from C$494 million for the year-earlier quarter. (1)

Claude Mongeau, president and chief executive officer, said: “CN turned in a solid first-quarter performance thanks to strong freight demand and continued productivity improvements, helped in part by easier winter conditions compared with last year’s polar vortex.

“CN is pleased to affirm its outlook for double-digit EPS growth in 2015 versus last year’s adjusted diluted EPS of C$3.76, despite weaker than expected energy markets and a mixed economy. (1)

“As always we remain committed to growing our business faster than the overall economy and doing so at low incremental cost. We are equally committed to running a safe railway and are increasing our 2015 capital envelope by C$100 million to C$2.7 billion to sustain additional rail infrastructure safety investments.” (2)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses. On a constant currency basis, CN’s net income for the first quarter of 2015 would have been lower by C$56 million, or C$0.07 per diluted share. (1)

First-quarter 2015 revenues, traffic volumes and expenses
Revenues for the first quarter of 2015 increased by 15 per cent to C$3,098 million. Revenues increased for grain and fertilizers (24 per cent), forest products (23 per cent), automotive (23 per cent), metals and minerals (22 per cent), petroleum and chemicals (13 per cent), and intermodal (11 per cent). Coal revenues declined by 13 per cent.

The increase in revenues was mainly attributable to the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; higher volumes of Canadian grain and potash; strong overseas intermodal demand; higher shipments of lumber and panels to U.S. markets; higher volumes of frac sand; and freight rate increases. These factors were partly offset by decreased shipments of coal due to weaker global demand. Overall, revenues were favorably affected by improved operating conditions due to a more normal winter when compared with the same period of 2014, which enhanced the Company’s ability to serve its customers.

Carloadings for the quarter rose by nine per cent to 1,353 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by seven per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by eight per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Operating expenses for the quarter increased by nine per cent to C$2,035 million, mainly as a result of the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses, increased casualty and other expense, higher labor and fringe benefits expense, as well as increased purchased services and material expense, partly offset by lower fuel costs. Overall, expenses were favorably affected by improved operating conditions due to a more normal winter when compared with the same period of 2014.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2015 key assumptions
CN has made a number of economic and market assumptions in preparing its 2015 outlook. The Company is now assuming that North American industrial production for the year will increase by approximately three per cent, compared with its Jan. 27, 2015, assumption of three to four per cent, that U.S. housing starts will be in the range of 1.2 million units, and that U.S. motor vehicles sales will be approximately 16.7 million units. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line while the U.S. grain crop was above trend. CN assumes that the 2015/2016 grain crops in both Canada and the United States will be in line with trend yields. CN also assumes its 2015 customer shipments of energy-related commodities, namely crude oil and frac sand, will grow by approximately 40,000 carloads versus 2014, compared with its previous assumption announced on Jan. 27, 2015, of 75,000-carload growth for the two commodities in 2015 versus 2014. With these assumptions, CN assumes total carload growth for all freight categories in 2015 will be approximately three per cent, compared with its Jan. 27, 2015, forecast of three to four per cent growth, along with continued pricing improvement above inflation. CN also now assumes that in 2015 the value of the Canadian dollar in U.S. currency will be approximately $0.80, compared with the Jan. 27, 2015, assumption of $0.80 to $0.85, and that the average price of crude oil (West Texas Intermediate) will fluctuate around US$50 per barrel. In 2015,

CN plans to invest approximately C$2.7 billion in its capital program, of which approximately C$1.4 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The 2015 capital program, which CN previously set at C$2.6 billion, with C$1.3 billion earmarked for network safety and integrity, also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2015 outlook.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director Communications and Public Affairs	Vice-President Investor Relations
(905) 669-3384	(514) 399-0052

Consolidated Statement of Income - unaudited
Item 2

	Three months ended
	March 31
In millions, except per share data	2015	2014
Revenues	$3,098	$2,693
Operating expenses
Labor and fringe benefits	668	587
Purchased services and material	457	388
Fuel	361	468
Depreciation and amortization	296	256
Equipment rents	94	77
Casualty and other	159	97
Total operating expenses	2,035	1,873
Operating income	1,063	820
Interest expense	(104)	(92)
Other income (Note 3)	4	94
Income before income taxes	963	822
Income tax expense (Note 4)	(259)	(199)
Net income	$704	$623

Earnings per share (Note 5)
Basic	$0.87	$0.75
Diluted	$0.86	$0.75

Weighted-average number of shares (Note 5)
Basic	809.4	828.0
Diluted	814.3	831.3

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended
	March 31
In millions	2015	2014

Net income	$704	$623

Other comprehensive income (Note 9)
Net gain on foreign currency translation	96	25
Net change in pension and other postretirement benefit plans	61	33
Other comprehensive income before income taxes	157	58
Income tax recovery	69	24
Other comprehensive income	226	82
Comprehensive income	$930	$705

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	March 31	December 31	March 31
In millions	2015	2014	2014

Assets

Current assets
Cash and cash equivalents	$178	$52	$198
Restricted cash and cash equivalents (Note 6)	473	463	471
Accounts receivable	924	928	899
Material and supplies	429	335	331
Deferred and receivable income taxes	108	163	162
Other	180	125	117
Total current assets	2,292	2,066	2,178

Properties	29,857	28,514	26,643
Pension asset	1,010	882	1,784
Intangible and other assets	337	330	288
Total assets	$33,496	$31,792	$30,893

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,738	$1,657	$1,547
Current portion of long-term debt	1,083	544	912
Total current liabilities	2,821	2,201	2,459

Deferred income taxes	7,267	6,902	6,748
Other liabilities and deferred credits	678	704	757
Pension and other postretirement benefits	666	650	546
Long-term debt	8,320	7,865	7,287

Shareholders’ equity
Common shares (1)	3,706	3,718	3,773
Additional paid-in capital (1)	452	439	221
Accumulated other comprehensive loss (Note 9)	(2,201)	(2,427)	(1,768)
Retained earnings	11,787	11,740	10,870
Total shareholders’ equity	13,744	13,470	13,096
Total liabilities and shareholders’ equity	$33,496	$31,792	$30,893

See accompanying notes to unaudited consolidated financial statements.

(1) The Company reclassified certain 2014 balances from Common shares to Additional paid-in capital to conform with the 2015 presentation.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Issued and			Accumulated
	outstanding		Additional	other		Total
	common	Common	paid-in	comprehensive	Retained	shareholders’
In millions	shares	shares	capital	loss (Note 9)	earnings	equity

Balance at December 31, 2014	809.4	$3,718	$439	$(2,427)	$11,740	$13,470

Net income					704	704
Stock-based compensation	0.3	13	13		(1)	25
Share repurchase program (Note 6)	(5.4)	(25)			(404)	(429)
Other comprehensive income				226		226
Dividends					(252)	(252)
Balance at March 31, 2015	804.3	$3,706	$452	$(2,201)	$11,787	$13,744

	Issued and			Accumulated
	outstanding		Additional	other		Total
	common	Common	paid-in	comprehensive	Retained	shareholders’
In millions	shares	shares	capital	loss (Note 9)	earnings	equity

Balance at December 31, 2013	830.6	$3,795	$220	$(1,850)	$10,788	$12,953

Net income					623	623
Stock-based compensation	0.3	8	1			9
Share repurchase program (Note 6)	(6.3)	(30)			(335)	(365)
Other comprehensive income				82		82
Dividends					(206)	(206)
Balance at March 31, 2014	824.6	$3,773	$221	$(1,768)	$10,870	$13,096

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited

	Three months ended
	March 31
In millions	2015	2014
Operating activities
Net income	$704	$623
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	296	256
Deferred income taxes	70	95
Gain on disposal of property (Note 3)	-	(80)
Changes in operating assets and liabilities:
Accounts receivable	71	(52)
Material and supplies	(84)	(54)
Accounts payable and other	21	(47)
Other current assets	(17)	(13)
Pensions and other, net	(69)	(83)
Net cash provided by operating activities	992	645
Investing activities
Property additions	(468)	(248)
Disposal of property (Note 3)	-	97
Change in restricted cash and cash equivalents	(10)	(23)
Other, net	(3)	-
Net cash used in investing activities	(481)	(174)
Financing activities
Issuance of debt	-	347
Repayment of debt	(47)	(456)
Net issuance of commercial paper (Note 6)	310	189
Common shares issued for stock options exercised,
equity award settlements, and excess tax benefits	10	7
Repurchase of common shares (Note 6)	(410)	(365)
Dividends paid	(252)	(206)
Net cash used in financing activities	(389)	(484)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	4	(3)
Net increase (decrease) in cash and cash equivalents	126	(16)
Cash and cash equivalents, beginning of period	52	214
Cash and cash equivalents, end of period	$178	$198
Supplemental cash flow information
Net cash receipts from customers and other	$3,212	$2,672
Net cash payments for:
Employee services, suppliers and other expenses	(1,800)	(1,684)
Interest	(91)	(105)
Personal injury and other claims	(15)	(13)
Pensions (Note 7)	(86)	(93)
Income taxes	(228)	(132)
Net cash provided by operating activities	$992	$645

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (“CN” or the “Company”) financial position as at March 31, 2015, December 31, 2014 and March 31, 2014, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2015 and 2014.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto.

2 - Recent accounting pronouncement
On April 7, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-03, Interest – Imputation of Interest. This ASU simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt. This standard is effective for annual and interim reporting periods beginning after December 15, 2015. Early adoption is permitted and the new guidance should be applied on a retrospective basis. There will be no significant impact to the Company’s Consolidated Financial Statements from the adoption of this standard.

3 - Other income
Recorded in Other income are gains and losses on the disposal of land and property, including the disposal of property described below.  In addition, for the three months ended March 31, 2015 and 2014, Other income included foreign exchange gains of $36 million and $10 million, respectively, related to foreign exchange forward contracts (see Note 11 – Financial instruments) and foreign exchange losses of $35 million and $10 million, respectively, related to the re-measurement of foreign currency denominated monetary assets and liabilities, including US dollar-denominated debt of the parent company not designated as a hedge of its net investment in U.S. subsidiaries.

Disposal of property
2014
Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

4 - Income taxes
The Company recorded income tax expense of $259 million for the three months ended March 31, 2015 compared to $199 million for the same period in 2014. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

5 - Earnings per share

	Three months ended March 31
In millions, except per share data	2015	2014
Net income	$704	$623

Weighted-average basic shares outstanding	809.4	828.0
Effect of stock-based compensation	4.9	3.3
Weighted-average diluted shares outstanding	814.3	831.3

Basic earnings per share	$0.87	$0.75
Diluted earnings per share	$0.86	$0.75

6 - Financing activities
Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. On March 12, 2015, the Company exercised such option and extended the term of its agreement by one year to May 5, 2020. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at March 31, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2015.

Commercial paper
The Company has a commercial paper program, which is back-stopped by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at March 31, 2015, the Company had total commercial paper borrowings of $310 million (nil as at December 31, 2014) at a weighted-average interest rate of 0.89% presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2017, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
As at March 31, 2015, the Company recorded $50 million ($50 million as at December 31, 2014) of proceeds received under the accounts receivable securitization program in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.04% (1.24% as at December 31, 2014) which is secured by, and limited to, $56 million ($56 million as at December 31, 2014) of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at March 31, 2015, the Company had letters of credit drawn of $497 million ($487 million as at December 31, 2014) from a total committed amount of $517 million ($511 million as at December 31, 2014) by the various banks. As at March 31, 2015, cash and cash equivalents of $473 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 28.0 million common shares between October 24, 2014 and October 23, 2015. As at March 31, 2015, the Company had repurchased 11.0 million common shares for $839 million under its current program.
The following table provides the information related to the share repurchase programs for the three months ended March 31, 2015 and 2014:

	Three months ended March 31
In millions, except per share data	2015	2014
Number of common shares repurchased (1)	5.4	6.3
Weighted-average price per share (2)	$79.17	$58.22
Amount of repurchase	$429	$365

(1)	Includes common shares purchased in the first quarter of 2015 and 2014 pursuant to private agreements between the Company and arm's length third-party sellers.
(2) Includes brokerage fees.

7 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the pension plans is provided in Note 12 - Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

Components of net periodic benefit cost for pensions

	Three months ended March 31
In millions	2015	2014
Current service cost	$43	$35
Interest cost	163	178
Expected return on plan assets	(251)	(245)
Amortization of prior service cost	1	1
Amortization of net actuarial loss	61	32
Net periodic benefit cost	$17	$1

Components of net periodic benefit cost for other postretirement benefits

	Three months ended March 31
In millions	2015	2014
Current service cost	$1	$1
Interest cost	3	2
Amortization of prior service cost	-	1
Amortization of net actuarial gain	(1)	(1)
Net periodic benefit cost	$3	$3

Pension contributions made in the first three months of 2015 and 2014 of $86 million and $93 million, respectively, primarily represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2015 of approximately $125 million for all of the Company’s pension plans.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

8 – Stock-based compensation
The Company has various stock-based compensation plans for eligible employees. A description of the Company’s major plans is provided in Note 14 – Stock plans to the Company’s 2014 Annual Consolidated Financial Statements.

	Three months ended March 31
In millions	2015	2014
Equity settled awards
Share Units Plan (1)	$8	$-
Stock option awards	3	2
Stock-based compensation expense - Equity settled awards	$11	$2
Cash settled awards
Share Units Plan (1)	$9	$14
Voluntary Incentive Deferral Plan (2)	1	1
Stock-based compensation expense – Cash settled awards	$10	$15
Total stock-based compensation expense	$21	$17
Tax benefit recognized in income	$5	$4

(1)	Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)	Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Equity settled awards
Share Units Plan
Under the Share Units Plan, the Company grants performance share unit (PSU) awards.
PSU-ROIC awards vest from 0% to 200%, subject to the attainment of a return on invested capital (ROIC) performance condition (previously from 0% to 150% for PSUs-ROIC outstanding as at December 31, 2014) over the plan period. Payout of PSU-ROIC awards is conditional upon the attainment of a minimum share price.
PSU-TSR awards, introduced in 2015, vest from 0% to 200%, subject to the attainment of a total shareholder return (TSR) market condition over the plan period of three years based on the Company’s TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.
In the first quarter of 2015, the Company granted 0.4 million PSU-ROIC awards and 0.1 million PSU-TSR awards.
Equity settled PSUs will be settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Employee Benefit Plan Trusts. The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by their respective vesting factor less amounts withheld to satisfy the participant’s minimum statutory withholding tax requirement.
The settlement of PSUs, for senior and executive management employees, is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information.

 Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Equity settled awards (excluding stock option awards)

	PSUs-ROIC (1)		PSUs-TSR (2)		DSUs (3)
	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value
	In millions		In millions		In millions
Outstanding at December 31, 2014	0.9	$71.05	-	N/A	1.7	$76.29
Granted	0.4	$50.87	0.1	$114.86	-	$81.18
Outstanding at March 31, 2015	1.3	$64.35	0.1	$114.86	1.7	$76.45

(1)
The grant date fair value of PSUs-ROIC granted in 2015 of $21 million is calculated using a lattice-based valuation model. As at March 31, 2015, total unrecognized compensation cost related to non-vested PSUs-ROIC outstanding was $36 million and is expected to be recognized over a weighted-average period of 2.1 years.

(2)
The grant date fair value of PSUs-TSR granted in 2015 of $16 million is calculated using a Monte Carlo simulation model. As at March 31, 2015, the total unrecognized compensation cost related to non-vested PSUs-TSR outstanding was $13 million and is expected to be recognized over a weighted-average period of 2.8 years.

(3)
The grant date fair value of DSUs granted in 2015 of $2 million is calculated using an intrinsic value model and represents deferrals of annual incentive bonus payment and other eligible incentive payments. As at March 31, 2015, the total unrecognized compensation cost related to non-vested DSUs outstanding was $1 million. The remaining recognition period has not been quantified as it relates solely to the 25% Company grant, representing a minimal number of units. As at March 31, 2015, the aggregate intrinsic value of DSUs outstanding amounted to $149 million.

Stock option awards
	Options outstanding
	Number	Weighted- average
	of options	exercise price
	In millions
Outstanding at December 31, 2014 (1)	7.5	$37.37
Granted (2)	0.8	$84.55
Exercised	(0.3)	$27.24
Outstanding at March 31, 2015 (1) (3) (4)	8.0	$44.69
Exercisable at March 31, 2015 (1) (4)	5.7	$35.51

(1)		Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)		The grant date fair value of options awarded in 2015 of $11 million ($13.22 per unit) is calculated using the Black-Scholes option-pricing model.
(3)		As at March 31, 2015, total unrecognized compensation cost related to non-vested options outstanding was $15 million and is expected to be recognized over a weighted-average period of 3.2 years.
(4)
As at March 31, 2015, substantially all stock options were in-the-money. The weighted-average years to expiration of outstanding options was 6.0 years and the weighted-average years to expiration of exercisable stock options was 4.8 years. As at March 31, 2015, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $322 million and aggregate intrinsic value of stock options exercisable amounted to $281 million.

Cash settled awards

Number of units- In millions	PSUs-ROIC (1)	DSUs (2)
Outstanding at December 31, 2014	1.6	0.5
Settled	(0.9)	-
Outstanding at March 31, 2015	0.7	0.5

(1)
As at March 31, 2015, total unrecognized compensation cost related to non-vested PSUs-ROIC outstanding was $24 million and is expected to be recognized over a weighted-average period of 1.4 years. As at March 31, 2015, the PSU liability was $60 million ($157 million as at December 31, 2014).

(2)
As at March 31, 2015, total unrecognized compensation cost related to non-vested DSUs outstanding was minimal. The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units. As at March 31, 2015, the DSU liability was $43 million ($40 million as at December 31, 2014).

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

9 - Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)		$534		$(2,427)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	742			742		-		742
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(646)			(646)		85		(561)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		60		60	(2)	(16)	(3)	44
Amortization of prior service cost		1		1	(2)	-		1
Other comprehensive income	96	61	-	157		69		226
Balance at March 31, 2015	$(362)	$(2,449)	$7	$(2,804)		$603		$(2,201)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)		$190		$(1,850)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	276			276		-		276
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(251)			(251)		32		(219)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		31		31	(2)	(8)	(3)	23
Amortization of prior service cost		2		2	(2)	-		2
Other comprehensive income	25	33	-	58		24		82
Balance at March 31, 2014	$(508)	$(1,482)	$8	$(1,982)		$214		$(1,768)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)					Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 7 - Pensions and other postretirement benefits.
(3)					Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

10 - Major commitments and contingencies
Commitments
As at March 31, 2015, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,569 million ($1,054 million as at December 31, 2014). The Company also has estimated remaining commitments of approximately $556 million (US$438 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC).
In addition, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $62 million (US$49 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at March 31, 2015, the Company had aggregate reserves for personal injury and other claims of $306 million, of which $50 million was recorded as a current liability ($298 million as at December 31, 2014, of which $48 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2015, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.
The Company has identified approximately 250 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at March 31, 2015, the Company had aggregate accruals for environmental costs of $150 million, of which $82 million was recorded as a current liability ($114 million as at December 31, 2014, of which $45 million was recorded as a current liability). For the three months ended March 31, 2015, the Company recorded environmental accruals of approximately $35 million related to first quarter derailments. The Company anticipates that the majority of the liability at March 31, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A list of indemnifications found in various types of contracts with third parties is provided in Note 16 – Major commitments and contingencies to the Company’s 2014 Annual Consolidated Financial Statements.

Guarantees
(a)	Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2015 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at March 31, 2015, the maximum exposure in respect of these guarantees was $201 million ($194 million as at December 31, 2014). There are no recourse provisions to recover any amounts from third parties.

(b)	Other guarantees
As at March 31, 2015, the Company, including certain of its subsidiaries, had granted $497 million ($487 million as at December 31, 2014) of irrevocable standby letters of credit and $112 million ($106 million as at December 31, 2014) of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2015, the maximum potential liability under these guarantee instruments was $609 million ($593 million as at December 31, 2014), of which $535 million ($525 million as at December 31, 2014) related to workers’ compensation and other employee benefit liabilities and $74 million ($68 million as at December 31, 2014) related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The guarantee instruments expire at various dates between 2015 and 2018.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

11 - Financial instruments
Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at March 31, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$350 million (US$350 million as at December 31, 2014). Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the three months ended March 31, 2015 and 2014, the Company recorded a pre-tax gain of $36 million and $10 million, respectively, related to foreign exchange forward contracts. As at March 31, 2015, the Company recorded an unrealized gain of $45 million ($9 million as at December 31, 2014) related to foreign exchange forward contracts in Other current assets in the Consolidated Balance Sheet.

Fair value of financial instruments
The carrying amounts of Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, and Accounts payable and other, approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other, are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.
Included in Intangible and other assets are equity investments for which the carrying amount approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs. As at March 31, 2015, the Company’s investments had a carrying amount of $60 million ($58 million as at December 31, 2014) and a fair value of $194 million ($183 million as at December 31, 2014).
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2. As at March 31, 2015, the Company’s debt had a carrying amount of $9,403 million ($8,409 million as at December 31, 2014) and a fair value of $11,022 million ($9,767 million as at December 31, 2014).
Additional information related to the fair value of financial instruments, including a description of the fair value hierarchy which defines the criteria used to classify financial instruments as Level 1, Level 2 or Level 3 is provided in Note 17 – Financial instruments to the Company’s 2014 Annual Consolidated Financial Statements.

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended March 31
	2015	2014

Financial measures

Key financial performance indicators
Total revenues ($ millions)	3,098	2,693
Rail freight revenues ($ millions)	2,980	2,578
Operating income ($ millions)	1,063	820
Adjusted diluted earnings per share ($) (1)	0.86	0.66
Free cash flow ($ millions) (1)	521	494
Property additions ($ millions)	468	248
Share repurchases ($ millions)	429	365
Dividends per share ($)	0.3125	0.2500

Financial position
Total assets ($ millions)	33,496	30,893
Total liabilities ($ millions)	19,752	17,797
Shareholders' equity ($ millions)	13,744	13,096

Financial ratio
Operating ratio (%)	65.7	69.6

Operational measures (2)

Statistical operating data
Gross ton miles (GTM) (millions)	111,390	101,476
Revenue ton miles (RTM) (millions)	57,129	53,334
Carloads (thousands)	1,353	1,239
Route miles (includes Canada and the U.S.)	19,600	19,800
Employees (end of period)	25,486	23,992
Employees (average for the period)	25,235	23,756

Key operating measures
Rail freight revenue per RTM (cents)	5.22	4.83
Rail freight revenue per carload ($)	2,203	2,081
GTMs per average number of employees (thousands)	4,414	4,272
Operating expenses per GTM (cents)	1.83	1.85
Labor and fringe benefits expense per GTM (cents)	0.60	0.58
Diesel fuel consumed (US gallons in millions)	114.3	106.9
Average fuel price ($ per US gallon)	2.84	3.95
GTMs per US gallon of fuel consumed	975	949
Terminal dwell (hours)	16.9	19.8
Train velocity (miles per hour)	24.9	24.0

Safety indicators (3)
Injury frequency rate (per 200,000 person hours)	1.64	2.09
Accident rate (per million train miles)	2.47	2.39

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(3)	Based on Federal Railroad Administration (FRA) reporting criteria.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended March 31

	2015	2014	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues (millions of dollars)
Petroleum and chemicals	643	568	13%	5%
Metals and minerals	377	308	22%	11%
Forest products	418	339	23%	13%
Coal	159	182	(13%)	(19%)
Grain and fertilizers	535	431	24%	17%
Intermodal	689	621	11%	7%
Automotive	159	129	23%	12%
Total rail freight revenues	2,980	2,578	16%	8%
Other revenues	118	115	3%	(4%)
Total revenues	3,098	2,693	15%	7%
Revenue ton miles (millions)
Petroleum and chemicals	13,617	12,879	6%	6%
Metals and minerals	5,711	5,009	14%	14%
Forest products	7,242	6,555	10%	10%
Coal	4,210	5,294	(20%)	(20%)
Grain and fertilizers	12,944	11,313	14%	14%
Intermodal	12,593	11,661	8%	8%
Automotive	812	623	30%	30%
Total revenue ton miles	57,129	53,334	7%	7%
Rail freight revenue / RTM (cents)
Petroleum and chemicals	4.72	4.41	7%	(1%)
Metals and minerals	6.60	6.15	7%	(2%)
Forest products	5.77	5.17	12%	3%
Coal	3.78	3.44	10%	2%
Grain and fertilizers	4.13	3.81	8%	3%
Intermodal	5.47	5.33	3%	(1%)
Automotive	19.58	20.71	(5%)	(14%)
Total rail freight revenue per RTM	5.22	4.83	8%	1%
Carloads (thousands)
Petroleum and chemicals	164	161	2%	2%
Metals and minerals	237	207	14%	14%
Forest products	109	100	9%	9%
Coal	115	125	(8%)	(8%)
Grain and fertilizers	154	140	10%	10%
Intermodal	522	457	14%	14%
Automotive	52	49	6%	6%
Total carloads	1,353	1,239	9%	9%
Rail freight revenue / carload (dollars)
Petroleum and chemicals	3,921	3,528	11%	3%
Metals and minerals	1,591	1,488	7%	(3%)
Forest products	3,835	3,390	13%	4%
Coal	1,383	1,456	(5%)	(12%)
Grain and fertilizers	3,474	3,079	13%	7%
Intermodal	1,320	1,359	(3%)	(7%)
Automotive	3,058	2,633	16%	6%
Total rail freight revenue per carload	2,203	2,081	6%	(1%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures - unaudited

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2015 unaudited Interim Consolidated Financial Statements, and Notes thereto.
For the three months ended March 31, 2015, the Company reported adjusted net income of $704 million, or $0.86 per diluted share.
For the three months ended March 31, 2014, the Company reported adjusted net income of $551 million, or $0.66 per diluted share. The adjusted figures for the three months ended March 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2015 and 2014, to the adjusted performance measures presented herein.

	Three months ended March 31
In millions, except per share data	2015	2014
Net income as reported	$704	$623
Adjustments:
Other income	-	(80)
Income tax expense	-	8
Adjusted net income	$704	$551
Basic earnings per share as reported	$0.87	$0.75
Impact of adjustments, per share	-	(0.09)
Adjusted basic earnings per share	$0.87	$0.66
Diluted earnings per share as reported	$0.86	$0.75
Impact of adjustments, per share	-	(0.09)
Adjusted diluted earnings per share	$0.86	$0.66

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.24 and $1.10 per US$1.00, respectively, for the three months ended March 31, 2015 and 2014.
On a constant currency basis, the Company’s net income for the three months ended March 31, 2015 would have been lower by $56 million, or $0.07 per diluted share.

Canadian National Railway Company

Non-GAAP Measures - unaudited

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended March 31
In millions	2015	2014
Net cash provided by operating activities	$992	$645
Net cash used in investing activities	(481)	(174)
Net cash provided before financing activities	511	471

Adjustment: Change in restricted cash and cash equivalents	10	23
Free cash flow	$521	$494

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	March 31,	2015	2014
Debt-to-total capitalization ratio (1)		40.6%	38.5%
Add: Impact of present value of operating lease commitments (2)		1.6%	1.6%
Adjusted debt-to-total capitalization ratio		42.2%	40.1%

Adjusted debt-to-adjusted EBITDA

In millions, unless otherwise indicated	Twelve months ended March 31,	2015	2014
Debt		$9,403	$8,199
Add: Present value of operating lease commitments (2)		644	575
Adjusted debt		10,047	8,774

Operating income		4,867	3,913
Add: Depreciation and amortization		1,090	1,001
EBITDA (excluding Other income)		5,957	4,914
Add: Deemed interest on operating leases		30	28
Adjusted EBITDA		$5,987	$4,942
Adjusted debt-to-adjusted EBITDA		1.68 times	1.78 times

(1)		Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at March 31, 2015, as compared to the same period in 2014, was mainly due to an increased debt level caused by a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. The Company’s higher operating income earned for the twelve months ended March 31, 2015, was partly offset by the impact of an increased debt level as at March 31, 2015, which resulted in a decrease in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Item 3

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2015 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2014 Annual Consolidated Financial Statements, Notes thereto and the 2014 Annual MD&A.

Business profile
CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the three months ended March 31, 2015, no individual commodity group accounted for more than 22% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 34% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview
A description of the Company’s Strategy is provided in the section entitled Strategy overview of the Company’s 2014 Annual MD&A.

2015 first quarter highlights
•	The Company attained record first quarter levels of rail freight revenues, operating income, gross ton miles, revenue ton miles, and carloads.
•	The Company achieved its lowest first quarter operating ratio of 65.7%.
•	Operations across the network were favorably impacted by more normal winter conditions, when compared to the same period in 2014.
•	The Company paid quarterly dividends of $0.3125 per share, representing an increase of 25% when compared to 2014, amounting to $252 million.
•
The Company repurchased 5.4 million shares, returning over $429 million to its shareholders, under its current share repurchase program, which allows for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015.

•	The Company increased its capital program by $100 million to $2.7 billion to sustain additional rail infrastructure safety investments.
•
On March 17, 2015, CN announced a plan to build a $250 million intermodal and logistics hub adjacent to its main line in the town of Milton, Ontario, which will help the Company efficiently handle growing intermodal traffic and generate new supply chain efficiencies.

•
On April 16, 2015, CN announced a multi-year capital program to invest approximately $500 million in infrastructure improvements to its Western Canada feeder rail lines in Alberta, Manitoba, and Saskatchewan that are handling rising freight volumes of industrial products, natural resources, and energy-related commodities. In 2015, the Company will allocate approximately $100 million of its capital budget for work on this program.

Growth opportunities and assumptions
The Company sees opportunities for growth in intermodal traffic; commodities tied to U.S. housing construction; energy-related commodities, particularly crude oil and frac sand; as well as automotive sales. The Company expects North American industrial production to increase by approximately three percent as well as continued improvements in U.S. housing starts and U.S. automotive sales. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line while the U.S. grain crop was above trend. The Company assumes that the 2015/2016 grain crops in both Canada and the U.S. will be in line with trend yields.

Canadian National Railway Company

Management’s Discussion and Analysis

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. For assumptions and risk factors, see the sections of this MD&A entitled Forward-looking statements and Strategy overview - Growth opportunities and assumptions.

Forward-looking statements
Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below. See also the section of this MD&A entitled Strategy overview - Growth opportunities and assumptions.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company’s ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section entitled Business risks of this MD&A and the Company’s 2014 Annual MD&A for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial highlights

	Three months ended March 31
In millions, except percentage and per share data	2015	2014

Revenues	$3,098	$2,693
Operating income	$1,063	$820
Net income	$704	$623
Adjusted net income (1)	$704	$551

Basic earnings per share	$0.87	$0.75
Adjusted basic earnings per share (1)	$0.87	$0.66

Diluted earnings per share	$0.86	$0.75
Adjusted diluted earnings per share (1)	$0.86	$0.66

Dividends declared per share	$0.3125	$0.2500

Total assets	$33,496	$30,893
Total long-term liabilities	$16,931	$15,338

Operating ratio	65.7%	69.6%

Free cash flow (2)	$521	$494

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(2)	See the section of this MD&A entitled Liquidity - Free cash flow for an explanation of this non-GAAP measure.

First quarter of 2015 compared to corresponding period in 2014
Net income for the first quarter of 2015 was $704 million, an increase of $81 million, or 13%, when compared to the same period in 2014, with diluted earnings per share rising 15% to $0.86. The $81 million increase was mainly due to a higher Operating income net of the related income taxes, partly offset by a decrease in Other income.
Operating income for the quarter ended March 31, 2015, increased by $243 million, or 30%, to $1,063 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 65.7% in the first quarter of 2015, compared to 69.6% in the first quarter of 2014, a 3.9-point improvement. Operations across the network were favorably impacted by more normal winter conditions, when compared to the same period in 2014.

Revenues for the three months ended March 31, 2015, increased by $405 million or 15%, to $3,098 million, mainly attributable to:
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues;
•	higher volumes of Canadian grain and potash; strong overseas intermodal demand; higher shipments of lumber and panels to U.S. markets; continued ramp-up of frac sand; and
•	freight rate increases.
These factors were partly offset by lower shipments of coal due to weaker global demand and lower fuel surcharge revenues.

Operating expenses for the three months ended March 31, 2015, increased by $162 million, or 9%, to $2,035 million, mainly due to:
•	the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses;
•	increased casualty and other expense;
•	higher labor and fringe benefits expense; and
•	increased purchased services and material expense.
These factors were partly offset by lower fuel costs.

Canadian National Railway Company

Management’s Discussion and Analysis

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2015 unaudited Interim Consolidated Financial Statements and Notes thereto.
For the three months ended March 31, 2015, the Company reported adjusted net income of $704 million, or $0.86 per diluted share.
For the three months ended March 31, 2014, the Company reported adjusted net income of $551 million, or $0.66 per diluted share. The adjusted figures for the three months ended March 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2015 and 2014, to the adjusted performance measures presented herein.

	Three months ended March 31
In millions, except per share data	2015	2014
Net income as reported	$704	$623
Adjustments:
Other income	-	(80)
Income tax expense	-	8
Adjusted net income	$704	$551
Basic earnings per share as reported	$0.87	$0.75
Impact of adjustments, per share	-	(0.09)
Adjusted basic earnings per share	$0.87	$0.66
Diluted earnings per share as reported	$0.86	$0.75
Impact of adjustments, per share	-	(0.09)
Adjusted diluted earnings per share	$0.86	$0.66

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.24 and $1.10 per US$1.00, for the three months ended March 31, 2015 and 2014, respectively.
On a constant currency basis, the Company’s net income for the three months ended March 31, 2015 would have been lower by $56 million, or $0.07 per diluted share.

Canadian National Railway Company

Management’s Discussion and Analysis

Revenues
	Three months ended March 31
In millions, unless otherwise indicated	2015	2014	% Change	% Change at constant currency
Rail freight revenues	$2,980	$2,578	16%	8%
Other revenues	118	115	3%	(4%)
Total revenues	$3,098	$2,693	15%	7%
Rail freight revenues
Petroleum and chemicals	$643	$568	13%	5%
Metals and minerals	377	308	22%	11%
Forest products	418	339	23%	13%
Coal	159	182	(13%)	(19%)
Grain and fertilizers	535	431	24%	17%
Intermodal	689	621	11%	7%
Automotive	159	129	23%	12%
Total rail freight revenues	$2,980	$2,578	16%	8%
Revenue ton miles (RTM) (millions)	57,129	53,334	7%	7%
Rail freight revenue/RTM (cents)	5.22	4.83	8%	1%

Revenues for the quarter ended March 31, 2015, totaled $3,098 million compared to $2,693 million in the same period in 2014. The increase of $405 million, or 15%, was mainly attributable to the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; higher volumes of Canadian grain and potash; strong overseas intermodal demand; higher shipments of lumber and panels to U.S. markets; higher volumes of frac sand; and freight rate increases. These factors were partly offset by decreased shipments of coal due to weaker global demand. Overall, revenues were favorably impacted by improved operating conditions due to a more normal winter, when compared to the same period in 2014, which enhanced the Company’s ability to serve its customers. Fuel surcharge revenues decreased by $59 million, mainly due to lower applicable fuel surcharge rates partly offset by higher freight volumes and the positive translation impact of the weaker Canadian dollar.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 7% in the first quarter of 2015, relative to the same period in 2014.
Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 8% when compared to the same period in 2014, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Petroleum and chemicals
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$643	$568	13%	5%
RTMs (millions)	13,617	12,879	6%	6%
Revenue/RTM (cents)	4.72	4.41	7%	(1%)

For the quarter ended March 31, 2015, revenues for this commodity group increased by $75 million, or 13%, when compared to the same period in 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher shipments of propane, as well as increased crude oil and sulphur shipments. These factors were partly offset by a lower applicable fuel surcharge rate and decreased chlorine shipments.
Revenue per revenue ton mile increased by 7% in the first quarter of 2015 when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and a significant increase in the average length of haul.

Canadian National Railway Company

Management’s Discussion and Analysis

Metals and minerals
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$377	$308	22%	11%
RTMs (millions)	5,711	5,009	14%	14%
Revenue/RTM (cents)	6.60	6.15	7%	(2%)

For the quarter ended March 31, 2015, revenues for this commodity group increased by $69 million, or 22%, when compared to the same period in 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, higher shipments of frac sand due to the continued growth from new facilities in Wisconsin, increased short-haul iron ore shipments due to milder winter conditions, and freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate and decreased shipments of drilling pipe due to a reduction in oil and gas exploration.
Revenue per revenue ton mile increased by 7% in the first quarter of 2015 when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and a decrease in the average length of haul, partly offset by a lower applicable fuel surcharge rate.

Forest products
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$418	$339	23%	13%
RTMs (millions)	7,242	6,555	10%	10%
Revenue/RTM (cents)	5.77	5.17	12%	3%

For the quarter ended March 31, 2015, revenues for this commodity group increased by $79 million, or 23%, when compared to the same period in 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; higher shipments of lumber and panels to U.S. markets and increased offshore export shipments of lumber and wood pulp, in part due to milder winter conditions; as well as freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.
Revenue per revenue ton mile increased by 12% in the first quarter of 2015 when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Coal
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$159	$182	(13%)	(19%)
RTMs (millions)	4,210	5,294	(20%)	(20%)
Revenue/RTM (cents)	3.78	3.44	10%	2%

For the quarter ended March 31, 2015, revenues for this commodity group decreased by $23 million, or 13%, when compared to the same period in 2014. The decrease was mainly due to lower shipments of metallurgical and thermal coal through west coast ports and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar, freight rate increases, and increased export shipments of U.S. thermal coal through the Gulf.
Revenue per revenue ton mile increased by 10% in the first quarter of 2015 when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and a significant decrease in the average length of haul; partly offset by lower applicable fuel surcharge rate.

Canadian National Railway Company

Management’s Discussion and Analysis

Grain and fertilizers
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$535	$431	24%	17%
RTMs (millions)	12,944	11,313	14%	14%
Revenue/RTM (cents)	4.13	3.81	8%	3%

For the quarter ended March 31, 2015, revenues for this commodity group increased by $104 million, or 24%, when compared to the same period in 2014. The increase was mainly due to higher volumes of Canadian grain exports including wheat, canola, peas and lentils; higher domestic shipments of wheat, increased shipments of oats to the U.S.; as well as increased potash shipments to offshore and North American markets; the positive translation impact of a weaker Canadian dollar and freight rate increases. Revenues for this commodity group were positively impacted by milder winter conditions. These factors were partly offset by a lower applicable fuel surcharge rate and reduced export shipments of soybeans and corn through the Gulf.
Revenue per revenue ton mile increased by 8% in the first quarter of 2015 when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Intermodal
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$689	$621	11%	7%
RTMs (millions)	12,593	11,661	8%	8%
Revenue/RTM (cents)	5.47	5.33	3%	(1%)

For the quarter ended March 31, 2015, revenues for this commodity group increased by $68 million, or 11%, when compared to the same period in 2014. The increase was mainly due to higher shipments through the Port of Prince Rupert in part due to temporary diversions from U.S. west coast ports as well as increased shipments through the ports of Vancouver and Montreal; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.
Revenue per revenue ton mile increased by 3% in the first quarter of 2015 when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Automotive
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$159	$129	23%	12%
RTMs (millions)	812	623	30%	30%
Revenue/RTM (cents)	19.58	20.71	(5%)	(14%)

For the quarter ended March 31, 2015, revenues for this commodity group increased by $30 million, or 23%, when compared to the same period in 2014. The increase was mainly due to higher shipments of domestic finished vehicle traffic as a result of new business and the positive translation impact of a weaker Canadian dollar.
Revenue per revenue ton mile decreased by 5% in the first quarter of 2015 when compared to the same period in 2014, mainly due to a lower applicable fuel surcharge rate and a significant increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar.

Canadian National Railway Company

Management’s Discussion and Analysis

Other revenues
	Three months ended March 31
	2015	2014	% Change	% Change at constant currency
Revenues (millions)	$118	$115	3%	(4%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.
For the quarter ended March 31, 2015, Other revenues increased by $3 million, or 3%, when compared to the same period in 2014, mainly due to the positive translation impact of a weaker Canadian dollar as well as higher revenues from vessels and docks, partly offset by lower revenues from warehousing and distribution.

Operating expenses
Operating expenses for the first quarter of 2015 amounted to $2,035 million compared to $1,873 million in the same quarter of 2014. The increase of $162 million, or 9%, in the first quarter of 2015 was mainly due to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased casualty and other expense, higher labor and fringe benefits expense, as well as increased purchased services and material expense, partly offset by lower fuel costs. Overall, expenses were favorably impacted by improved operating conditions due to a more normal winter when compared to the same period in 2014.

	Three months ended March 31
			% Change	% Change at constant currency	Percentage of revenues
In millions	2015	2014			2015	2014
Labor and fringe benefits	$668	$587	(14%)	(9%)	21.6%	21.8%
Purchased services and material	457	388	(18%)	(12%)	14.7%	14.4%
Fuel	361	468	23%	31%	11.7%	17.4%
Depreciation and amortization	296	256	(16%)	(11%)	9.6%	9.5%
Equipment rents	94	77	(22%)	(12%)	3.0%	2.9%
Casualty and other	159	97	(64%)	(56%)	5.1%	3.6%
Total operating expenses	$2,035	$1,873	(9%)	(2%)	65.7%	69.6%

Labor and fringe benefits
Labor and fringe benefits expense increased by $81 million, or 14%, in the first quarter of 2015 when compared to the same quarter of 2014. The increase was primarily a result of higher headcount to accommodate volume growth, general wage increases, the negative translation impact of the weaker Canadian dollar, as well as increased pension expense, partly offset by a larger proportion of labor workforce working on capital projects and increased labor productivity.

Purchased services and material
Purchased services and material expense increased by $69 million, or 18%, in the first quarter of 2015 when compared to the same quarter of 2014. The increase was mainly due to higher volumes resulting in increased costs for materials as well as repairs and maintenance; and the negative translation impact of the weaker Canadian dollar.

Fuel
Fuel expense decreased by $107 million, or 23%, in the first quarter of 2015 when compared to the same quarter of 2014. The decrease was primarily due to lower fuel prices, partly offset by higher freight volumes and the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $40 million, or 16%, in the first quarter of 2015 when compared to the same quarter of 2014. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar.

Canadian National Railway Company

Management’s Discussion and Analysis

Equipment rents
Equipment rents expense increased by $17 million, or 22%, in the first quarter of 2015 when compared to the same quarter of 2014. The increase was primarily due to the negative translation impact of the weaker Canadian dollar and increased car hire expense due to higher car volumes, partly offset by improved car velocity and increased car hire income.

Casualty and other
Casualty and other expense increased by $62 million, or 64%, in the first quarter of 2015 when compared to the same quarter of 2014. The increase was mainly due to higher accident-related costs, higher workers’ compensation expenses and the negative impact of the weaker Canadian dollar.

Other income and expenses
Interest expense
Interest expense was $104 million for the quarter ended March 31, 2015, compared to $92 million in the same period in 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense.

Other income
In the first quarter of 2015, the Company recorded other income of $4 million compared to $94 million in the same period in 2014. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million.

Income tax expense
The Company recorded income tax expense of $259 million for the three months ended March 31, 2015, compared to $199 million for the same period in 2014. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.
The effective tax rate for the three months ended March 31, 2015 was 26.9% compared to 24.2% for the same period in 2014. Excluding the net income tax recovery of $18 million, the effective tax rate for the first quarter of 2014 was 26.4%.

Canadian National Railway Company

Management’s Discussion and Analysis

Summary of quarterly financial data

	2015 Quarter	2014 Quarters				2013 Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$3,098	$3,207	$3,118	$3,116	$2,693	$2,745	$2,698	$2,666
Operating income	$1,063	$1,260	$1,286	$1,258	$820	$967	$1,084	$1,042
Net income	$704	$844	$853	$847	$623	$635	$705	$717

Basic earnings per share	$0.87	$1.04	$1.04	$1.03	$0.75	$0.76	$0.84	$0.85
Diluted earnings per share	$0.86	$1.03	$1.04	$1.03	$0.75	$0.76	$0.84	$0.84

Dividends declared per share	$0.3125	$0.2500	$0.2500	$0.2500	$0.2500	$0.2150	$0.2150	$0.2150

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company’s 2014 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

	2015 Quarter	2014 Quarters				2013 Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Income tax expenses (1)	$-	$-	$-	$-	$-	$-	$(19)	$(5)
After-tax gain on disposal of property (2) (3)	-	-	-	-	72	-	-	18
Impact on net income	$-	$-	$-	$-	$72	$-	$(19)	$13

Impact on basic earnings per share	$-	$-	$-	$-	$0.09	$-	$(0.02)	$0.01
Impact on diluted earnings per share	$-	$-	$-	$-	$0.09	$-	$(0.02)	$0.01

(1)	Income tax expenses resulted from the enactment of provincial corporate income tax rate changes.
(2)	In the first quarter of 2014, the Company sold the Deux-Montagnes for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.
(3)	In the second quarter of 2013, the Company entered into an exchange of easements without monetary consideration. A gain of $29 million ($18 million after-tax) was recognized in Other income.

Canadian National Railway Company

Management’s Discussion and Analysis

Liquidity and capital resources
An analysis of the Company’s liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company’s 2014 Annual MD&A. There were no significant changes during the first quarter of 2015, except as noted below.
As at March 31, 2015 and December 31, 2014, the Company had Cash and cash equivalents of $178 million and $52 million, respectively; Restricted cash and cash equivalents of $473 million and $463 million, respectively; and a working capital deficit of $529 million and $135 million, respectively. The working capital deficit increased by $394 million in the first quarter of 2015, mainly as a result of an increase in Current portion of long-term debt. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at March 31, 2015.

Available financing sources
Revolving credit facility
On March 12, 2015, the Company extended the term of its agreement by one year to May 5, 2020. As at March 31, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2015.

Commercial paper
As at March 31, 2015, the Company had total commercial paper borrowings of $310 million (nil as at December 31, 2014) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Accounts receivable securitization program
As at March 31, 2015, the Company recorded $50 million ($50 million as at December 31, 2014) of proceeds received under the accounts receivable securitization program in Current portion of long-term debt on the Consolidated Balance Sheet, which is secured by and limited to $56 million ($56 million as at December 31, 2014) of accounts receivable.

Bilateral letter of credit facilities
On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. As at March 31, 2015, the Company had letters of credit drawn of $497 million ($487 million as at December 31, 2014) from a total committed amount of $517 million ($511 million as at December 31, 2014) by the various banks. As at March 31, 2015, cash and cash equivalents of $473 million ($463 million as at December 31, 2014) were pledged as collateral, and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Additional information relating to these financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company’s 2014 Annual MD&A as well as Note 6 – Financing activities to the Company’s unaudited Interim Consolidated Financial Statements.

Cash flows

	Three months ended March 31
In millions	2015	2014	Variance
Net cash provided by operating activities	$992	$645	$347
Net cash used in investing activities	(481)	(174)	(307)
Net cash used in financing activities	(389)	(484)	95
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents	4	(3)	7
Net increase (decrease) in cash and cash equivalents	126	(16)	142
Cash and cash equivalents, beginning of period	52	214	(162)
Cash and cash equivalents, end of period	$178	$198	$(20)

Canadian National Railway Company

Management’s Discussion and Analysis

Operating activities
Net cash provided by operating activities increased by $347 million in the first quarter of 2015 when compared to the same period in 2014, mainly due to higher revenues and improved collections, as well as lower fuel costs. These factors were partly offset by higher payments for purchased services and material and income taxes.

(a) Pension contributions
The Company’s contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. Actuarial valuations are also required annually for the Company’s U.S. pension plans. For funding purposes, the funded status is calculated under going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries for all of the Company’s registered Canadian defined benefit pension plans. For accounting purposes, the funded status is calculated under U.S. GAAP for all pension plans.
The Company’s most recently filed actuarial valuations for its Canadian registered pension plans conducted as at December 31, 2013 indicated a funding excess on a going-concern basis of approximately $1.6 billion and a funding deficit on a solvency basis of approximately $1.7 billion calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The Company’s actuarial valuations for these plans as at December 31, 2014 will be performed in 2015. Based on the Company’s most recent estimates, these actuarial valuations are expected to identify a going-concern surplus of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
Voluntary contributions can be treated as a prepayment against the Company's future required special solvency deficit payments. As at December 31, 2014, the Company had $143 million of accumulated prepayments under the CN Pension Plan, which the Company expects to use to satisfy its 2015 required solvency deficit payment, of which approximately $35 million was applied in the first quarter of 2015.
Pension contributions made in the first three months of 2015 and 2014 of $86 million and $93 million, respectively, primarily represent contributions to the Company’s main pension plan, the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. In 2015, the Company expects to make total cash contributions of approximately $125 million for all of the Company’s pension plans.
Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.
 Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

(b) Income tax payments
Net income tax payments increased by $96 million, mainly due to a higher final payment for the 2014 fiscal year, made in February 2015. For the 2015 fiscal year, the Company’s net income tax payments are expected to be approximately $975 million.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Investing activities
Net cash used in investing activities increased by $307 million in the first quarter of 2015 when compared to the same period in 2014, as a result of higher property additions.

(a) Property additions
	Three months ended March 31
In millions	2015	2014
Track and roadway	$237	$172
Rolling stock	174	18
Buildings	7	16
Information technology	27	24
Other	23	18
Property additions	$468	$248

Canadian National Railway Company

Management’s Discussion and Analysis

(b) Capital expenditure program
The Company increased its budget for capital spending by $100 million in the first quarter of 2015, to sustain additional rail infrastructure safety investments, and now expects to invest approximately $2.7 billion in its 2015 capital program. On April 16, 2015, the Company announced a new multi-year $500 million capital program to upgrade its Western Canada feeder rail lines in Alberta, Manitoba, and Saskatchewan that are handling rising freight volumes of industrial products, natural resources, and energy-related commodities. The Company will allocate $100 million of its 2015 capital budget to this program, for work on northern Alberta branch lines for infrastructure upgrades and safety improvements. The details of the Company’s 2015 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company’s 2014 Annual MD&A.

(c) Disposal of property
There were no significant disposals of property in the first quarter of 2015. In the first quarter of 2014, cash inflows included proceeds of $97 million from the disposal of the Deux-Montagnes.

Financing activities
Net cash used in financing activities decreased by $95 million in the first quarter of 2015 when compared to the same period in 2014, mainly as a result of higher proceeds from the issuance of commercial paper and less debt repayments, partly offset by higher payments for dividends and share repurchases.

(a) Debt financing activities
Debt financing activities in the first quarter of 2015 included a net issuance of commercial paper of $310 million and $47 million of debt repayment related to capital leases.

Debt financing activities in the first quarter of 2014 included the following transactions:
•	On January 15, 2014, repaid US$325 million (C$356 million) 4.95% Notes due 2014 upon maturity;
•	On February 18, 2014, issued $250 million 2.75% Notes due 2021, in the Canadian capital markets, which resulted in net proceeds of $247 million;
•	Net issuance of commercial paper of $189 million; and
•	Proceeds of $100 million from the accounts receivable securitization program.

Additional information relating to the Company’s outstanding debt securities is provided in Note 10 – Long-term debt in the Company’s 2014 Annual Consolidated Financial Statements.

 (b) Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 28.0 million common shares between October 24, 2014 and October 23, 2015. As at March 31, 2015, the Company had repurchased 11.0 million common shares for $839 million under its current program.
The following table provides the information related to the share repurchase programs for the three months ended March 31, 2015 and 2014:
	Three months ended March 31
In millions, except per share data	2015	2014
Number of common shares repurchased (1)	5.4	6.3
Weighted-average price per share (2)	$79.17	$58.22
Amount of repurchase (3)	$429	$365

(1)	Includes common shares purchased in the first quarter of 2015 and 2014 pursuant to private agreements between the Company and arm's length third-party sellers.
(2) Includes brokerage fees.
(3)	Includes $19 million for shares purchased in the first quarter of 2015, which will be settled in the second quarter of 2015.

(c) Dividends paid
The Company paid quarterly dividends of $0.3125 per share amounting to $252 million in the first quarter of 2015, compared to $206 million, at the rate of $0.2500 per share, for the same period in 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2015:

In millions	Total	2015	2016	2017	2018	2019	2020 & thereafter
Debt obligations (1)	$8,732	$803	$693	$630	$662	$694	$5,250
Interest on debt obligations (2)	5,989	310	388	373	341	293	4,284
Capital lease obligations (3)	815	63	372	175	16	16	173
Operating lease obligations (4)	747	129	137	113	91	64	213
Purchase obligations (5)	1,569	844	523	193	5	2	2
Pension contributions (6)	583	5	143	145	145	145	-
Other long-term liabilities reflected on
the balance sheet (7)	751	56	41	55	41	37	521
Total contractual obligations	$19,186	$2,210	$2,297	$1,684	$1,301	$1,251	$10,443

(1)
Presented net of unamortized discounts, of which $832 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $671 million which are included in “Capital lease obligations“. Also includes $50 million outstanding under the accounts receivable securitization program.

(2)	Interest payments on the floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at March 31, 2015.
(3)	Includes $671 million of minimum lease payments and $144 million of imputed interest at rates ranging from 0.7% to 8.5%.
(4)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

(5)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(6)
The Company’s pension contributions are based on actuarial funding valuations. The minimum required payments for pension contributions, excluding current service cost, are based on the Company’s most recent estimates and reflect the expected result of actuarial funding valuations as at December 31, 2014 to be conducted in 2015. Actuarial valuations are generally required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Liquidity and capital resources – Pension contributions for more information. A description of the Company’s  pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

(7)
Includes expected payments for workers’ compensation, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2015 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended March 31
In millions	2015	2014
Net cash provided by operating activities	$992	$645
Net cash used in investing activities	(481)	(174)
Net cash provided before financing activities	511	471

Adjustment: Change in restricted cash and cash equivalents	10	23
Free cash flow	$521	$494

Canadian National Railway Company

Management’s Discussion and Analysis

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	March 31,	2015	2014
Debt-to-total capitalization ratio (1)		40.6%	38.5%
Add: Impact of present value of operating lease commitments (2)		1.6%	1.6%
Adjusted debt-to-total capitalization ratio		42.2%	40.1%

Adjusted debt-to-adjusted EBITDA

In millions, unless otherwise indicated	Twelve months ended March 31,	2015	2014
Debt		$9,403	$8,199
Add: Present value of operating lease commitments (2)		644	575
Adjusted debt		10,047	8,774

Operating income		4,867	3,913
Add: Depreciation and amortization		1,090	1,001
EBITDA (excluding Other income)		5,957	4,914
Add: Deemed interest on operating leases		30	28
Adjusted EBITDA		$5,987	$4,942
Adjusted debt-to-adjusted EBITDA		1.68 times	1.78 times

(1)		Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.
(2)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at March 31, 2015, as compared to the same period in 2014, was mainly due to an increased debt level caused by a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. The Company’s higher operating income earned for the twelve months ended March 31, 2015, was partly offset by the impact of an increased debt level as at March 31, 2015, which resulted in a decrease in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2014.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements
Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2015, the Company had not recorded a liability with respect to guarantees and indemnifications. The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 16 – Major commitments and contingencies to the Company’s 2014 Annual Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial instruments
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and also market risks such as foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company’s 2014 Annual MD&A. Additional information relating to financial instruments is provided in Note 11 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Foreign currency risk
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
For the three months ended March 31, 2015 and 2014, the Company recorded a pre-tax gain of $36 million and $10 million, respectively, related to foreign exchange forward contracts. As at March 31, 2015, the Company recorded an unrealized gain of $45 million ($9 million as at December 31, 2014) related to foreign exchange forward contracts in Other current assets in the Consolidated Balance Sheet.

Fair value of financial instruments
As at March 31, 2015, the Company’s investments had a carrying amount of $60 million ($58 million as at December 31, 2014) and a fair value of $194 million ($183 million as at December 31, 2014).
As at March 31, 2015, the Company’s debt had a carrying amount of $9,403 million ($8,409 million as at December 31, 2014) and a fair value of $11,022 million ($9,767 million as at December 31, 2014).

Outstanding share data
As at April 20, 2015, the Company had 803.2 million common shares outstanding, and 8.0 million stock options, 1.7 million deferred share units and 1.4 million performance share units outstanding under its equity settled stock-based compensation plans.

Critical accounting estimates
The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company’s policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management’s more significant judgments and estimates in the preparation of the Company’s Consolidated Financial Statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2014, as well as the effect of changes to these estimates, are described in the section entitled Critical accounting estimates of the Company’s 2014 Annual MD&A.
As at March 31, 2015, December 31, 2014 and March 31, 2014, the Company had the following amounts outstanding relating to its critical accounting estimates:

	March 31	December 31	March 31
In millions	2015	2014	2014
Net deferred income tax liability	$7,200	$6,834	$6,672
Properties	29,857	28,514	26,643
Pension asset	1,010	882	1,784
Pension liability	411	400	306
Other postretirement benefits liability	273	267	258
Provision for personal injury and other claims	306	298	315
Provision for environmental costs	150	114	118

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Canadian National Railway Company

Management’s Discussion and Analysis

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated.
  Reference is made to the section entitled Business risks of the Company’s 2014 Annual MD&A, for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Regulation, Security, Transportation of hazardous materials, Economic conditions, Pension funding volatility, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rate, Reliance on technology, Transportation network disruptions, and Weather and climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently be considered immaterial by management, could also have an adverse effect on the Company’s business.
There has been no material changes to the risks described in the Company’s 2014 Annual MD&A. The following is an update on labor negotations and regulatory matters.

Labor negotiations
Canadian workforce
On February 25, 2015, the tentative agreement reached between CN and the Teamsters Canada Rail Conference (TCRC) governing rail traffic controllers was ratified. The new collective agreement expires on December 31, 2018.
On March 13, 2015, the tentative agreements reached between CN and Unifor, governing clerical, intermodal employees and owner-operator truck drivers were ratified. The new collective agreements expire on March 31, 2019.
On March 17, 2015, the tentative agreement reached between CN and Unifor governing shopcraft employees was ratified. The new collective agreement expires on December 31, 2018.
On April 16, 2015, the tentative agreement reached between CN and the TCRC governing locomotive engineers was ratified. The new collective agreement expires on December 31, 2017.
The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted for the respective bargaining units.

U.S. workforce
On March 19, 2015 the tentative agreement reached with the United Transportation Union (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers –SMART) governing conductors on the Grand Trunk Western was ratified. The moratorium period for the revised agreement ends on July 31, 2016.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
Economic regulation – Canada
On February 20, 2015, the Government of Canada introduced Bill C-52 which would require railway companies to maintain minimum liability insurance coverage; it would also establish a strict liability regime on railway companies up to their minimum insurance levels in respect of losses incurred as a result of a railway accident involving crude oil. Bill C-52 would create a fund capitalized through levies payable by the crude oil shipper to compensate for losses exceeding the railway company’s minimum insurance level. Currently, the Company’s liability insurance coverage exceeds the minimum required.
On March 28, 2015, Transport Canada announced that the Government of Canada would not renew the requirement for CN and Canadian Pacific Railway Company to transport minimum volumes of grain by rail after the current Order in Council which expired on March 28, 2015.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Economic regulation – U.S.
On July 2, 2013, in a case brought by the freight railroad industry, the U.S. Court of Appeals for the D.C. Circuit determined that Congress’ delegation to Amtrak in the Passenger Rail Investment and Improvement Act of 2008 of joint legislative authority with the FRA to promulgate certain performance standards for Amtrak passenger trains to be unconstitutional. On March 9, 2015, the Supreme Court vacated that decision and returned the case to the D.C. Circuit for review of constitutional claims not previously ruled upon. As a result, the joint FRA/Amtrak performance standards became applicable again on April 10, 2015, pending the D.C. Circuit’s review.
  On March 18, 2015, in the current session of the U.S. Congress, STB re-authorization legislation was introduced in the Senate (S. 808). In addition to addressing arbitration and the Board’s investigatory authority, the current bill would, among other things, further streamline the STB’s rate-case review process, and extend current STB membership from three Commissioners to five. Numerous shipper organizations have registered their support for Bill (S. 808), while the freight railroads have decided to not oppose the bill in its current form. On March 25, 2015, Bill (S. 808) was approved by the Senate Commerce Committee and awaits further action by the full Senate.
On March 24, 2015, legislation was introduced in the Senate (S. 853) which would (among a number of other provisions) allow for reciprocal switching for junctions within 100 miles.

No assurance can be given that any future regulatory or legislative initiatives by the U.S. federal government related to this inquiry and proposed legislation will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – Canada
On January 1, 2015, Transport Canada’s new regulations governing railway operating certificates specifying the safety and operating requirements that must be met by railway companies in order to obtain an operating certificate came into effect. Railway companies have until September 1, 2016 to apply for a certificate.
   On March 11, 2015 the Federal Minister of Transport announced that Transport Canada would be issuing new requirements for tank cars. The new standard, called TC-117, will include a large number of upgraded requirements. The Minister also announced a phase out schedule for the DOT-111 and CPC-1232 tank cars.
On April 1, 2015, the following new regulations issued by Transport Canada came into effect: (1) regulations setting out the administrative monetary penalties that could be issued for violation of the Railway Safety Act and its associated regulations; (2) regulations for highway-railway crossings which establish specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within seven years of the new regulations taking effect, and specify safety related data that must be provided by railway companies on an annual basis; and (3) regulations modifying the requirements for safety management systems for both federally-regulated railway companies as well as local carriers operating on railway lines of federally-regulated carriers.

Safety regulation – U.S.
On March 25, 2015, the U.S. Senate Committee on Commerce, Science and Transportation approved Bill (S. 650) that would extend the deadline for railroads to comply with Positive Train Control (PTC) implementation by five years, to the end of 2020. This legislation, if approved by Congress and passed, would also provide the U.S. Secretary of Transportation with limited authority to grant extensions on a case by case basis, based on safety and operational risk, for up to two additional years. The bill included an amendment requiring railroads to report periodically on their progress with implementation of PTC.
Also on March 25, 2015, new legislation was introduced in the U.S. Senate (S. 859) which would, if approved by Congress and passed, among a number of other provisions, immediately ban the transport of crude in DOT-111 and unjacketed CPC-1232 tank cars. The bill also proposes to establish measures on volatility of crude level and increase the number of track inspections.

No assurance can be given that these or any future regulatory or legislative initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Controls and procedures
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2015, have concluded that the Company’s disclosure controls and procedures were effective.
During the first quarter ended March 31, 2015, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2014 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
April 20, 2015

Canadian National Railway Company

Item 4
Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 23, 2015
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 5
Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 23, 2015

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	April 23, 2015	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel